UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A

                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

                                  RULE 13d-2(a)

                                (Amendment No. 2)

                  MINGHUA GROUP INTERNATIONAL HOLDINGS LIMITED

                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $0.01

                         (Title of Class of Securities)

                                   6911 N 10 3

                                 (CUSIP Number)

              Beijing Qiang Long Real Estate Development Co., Ltd.
                               No. 95 Kangxi Road

                      Ba Da Xia Industrial Development Zone
                             Yanqing County, Beijing

                           People's Republic of China

                             011 - 86-136-001-56-359

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 29, 2004

         (Date of Event which Requires Filing Statement on Schedule 13D)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

+----+------------------------------------------------------------------------------------------------------------+
|1.  |  NAMES OF REPORTING PERSONS                                                                                |
|    |  IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)                                                  |
|    |                                                                                                            |
|    |  Beijing Qiang Long Real Estate Development Co., Ltd.                                                      |
+----+------------------------------------------------------------------------------------------------------------+
|2.  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                       (a) [__]          |
|    |                                                                                          (b) [__]          |
|    |                                                                                                            |
|    |                                                                                                            |
+----+------------------------------------------------------------------------------------------------------------+
|3.  |   SEC USE ONLY                                                                                             |
|    |                                                                                                            |
|    |                                                                                                            |
+----+------------------------------------------------------------------------------------------------------------+
|4.  |   SOURCE OF FUNDS                                                                                          |
|    |                                                                                                            |
|    |   WC                                                                                                       |
|    |                                                                                                            |
+----+------------------------------------------------------------------------------------------------------------+
|5.  |   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                        |
|    |   TO ITEM 2(e) or 2(f)                                                                       [__]          |
|    |                                                                                                            |
+----+------------------------------------------------------------------------------------------------------------+
|6.  |   CITIZENSHIP OR PLACE OF ORGANIZATION                                                                     |
|    |                                                                                                            |
|    |   People's Republic of China                                                                               |
+----+-------------+----+-----------------------------------------------------------------------------------------+
|  NUMBER OF       | 7. |  SOLE VOTING POWER                  155,000,000*                                        |
|    SHARES        |    |                                                                                         |
| BENEFICIALLY     +----+                                                                                         |
|   OWNED BY       | 8. |  SHARED VOTING POWER                0                                                   |
|     EACH         +----+                                                                                         |
|  REPORTING       | 9. |  SOLE DISPOSITIVE POWER             155,000,000*                                        |
| PERSON WITH      +----+                                                                                         |
|                  | 10.|  SHARED DISPOSITIVE POWER           0                                                   |
+----+-------------+----+-- ----- --------------------------------------------------------------------------------+
|    |                                                                                                            |
|11. |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                             |
|    |                                                                                                            |
|    |   155,000,000*                                                                                             |
|    |   ------------                                                                                             |
+----+------------------------------------------------------------------------------------------------------------+
|12. |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                                   |
|    |   CERTAIN SHARES                                                                             [__]          |
|    |                                                                                                            |
+----+                                                                                                            +
|    |                                                                                                            |
|13. |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                       |
|    |                                                                                                            |
|    |   75.42%*                                                                                                  |
+----+------------------------------------------------------------------------------------------------------------+
|    |                                                                                                            |
|14. |   TYPE OF REPORTING PERSON                                                                                 |
|    |                                                                                                            |
|    |   CO                                                                                                       |
|    |                                                                                                            |
+----+------------------------------------------------------------------------------------------------------------+

  * Consists of (i) 4,535,486 shares of common stock and unexercised subscription rights for the purchase of an additional 10,464,514 shares of the issuer's common stock, exercisable on or before February 29, 2004 at a subscription price of $0.40; and (ii) the right to purchase 140,000,000 shares of common stock for an aggregate purchase price of US$29,400,000, or a price per share of $0.21, pursuant to a contract with the Company, dated January 29, 2004. In determining the percentage of class represented by the amount in row (11), 155,000,000 shares were added to the total outstanding shares of the issuer's common stock of 53,507,709 as reported in the issuer's September 30, 2003 Form 10-QSB. On February 12, 2004, the issuer filed an 8-K in which it described several different transactions pursuant to which the issuer may have to issue additional shares of its common stock, including the contract with Beijing Qiang Long Real Estate Development Co. Ltd. Assuming the issuance of all of the shares referred to in such 8-K, Beijing Qiang Long Real Estate Development Co. Ltd.'s percentage interest would be reduced to 50.7%.

                                EXPLANATORY NOTE

         On January 29, 2004, Minghua Group International Holdings Limited (the "Company") entered into a contract (the "Acquisition Agreement") with Beijing Qiang Long Real Estate Development Co. Ltd. ("Qiang Long") relating to the purchase of 140,000,000 shares of the Company's Common Stock for an aggregate purchase price of $29,400,000 or a price per share of $0.21. The transactions contemplated by the Acquisition Agreement, when consummated, would effect a change in control of the Company.

         The acquisition is to be consummated in two installments. On or before April 15, 2004, Qiang Long must pay the Company $12,600,000 and in consideration of such payment, the Company would then issue Qiang Long 60,000,000 shares of the Company's common stock. Thereafter, the Company will convene a stockholders meeting at which the Company will propose that the stockholders approve an amendment to the Company's certificate of incorporation that would increase the number of shares that are authorized for issuance by the Company such that the Company will have sufficient authorized, but unissued, shares to satisfy its obligations under the Acquisition Agreement. Within fifteen days following such stockholders meeting, Qiang Long is obligated to pay the Company $16,800,000 and Qiang Long will then receive the remaining 80,000,000 shares issuable under the Acquisition Agreement.

         Pursuant to the Acquisition Agreement, Qiang Long paid the Company a deposit in the amount of $602,410, which will be applied to the first installment due from Qiang Long under the Acquisition Agreement and which will be forfeited by Qiang Long if such first installment is not paid.

         Qiang Long is currently the beneficial owner of 4,535,486 shares of the Company's Common Stock and has the obligation to purchase an additional 10,464,514 shares of the Company's common stock at a price of $0.40 per share pursuant to a subscription agreement with the Company that was entered into on September 29, 2003. Pursuant to that subscription agreement Qiang Long irrevocably subscribed to purchase 15,000,000 shares of the Company's common stock at a purchase price per share of $0.40 or for aggregate consideration of $6,000,000. Upon signing that agreement Qiang Long funded $602,410 of the subscription price and the Company issued to Qiang Long 1,511,488 shares of its common stock for such funds. Qiang Long, then funded an additional $1,204,820 on January 9, 2004 and received 3,023,998 additional shares of the Company's common stock for such funds. The subscription agreement requires Qiang Long to fund an additional $4,192,770 on or prior to February 29, 2004. The subscription agreement provides Qiang Long with the right to appoint two members out of the Company's 5 member board of directors once the full subscription price has been funded.

         The  closing  of  the  transactions  contemplated  by  the  Acquisition
Agreement is conditioned upon, among other things, the Company's ability to obtain stockholder approval of the aforementioned amendment to the Company's certificate of incorporation. It is not certain whether or not such approval will be obtained at the meeting.

ITEM 1.  SECURITY AND ISSUER.

The name of the issuer is Minghua Group International Holdings Limited, which has its principal office located at Guangdong Bianfang Building, 10th Floor, Gujing Road, Futian District, Shenzhen, China 518033. This statement relates to the Company's common stock, $0.01 par value per share and rights to subscribe for such common stock.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)-(f). Beijing Qiang Long Real Estate Development Co., Ltd. This Schedule 13D is being filed by Qiang Long, which is a corporation organized under the laws of the People's Republic of China. Qiang Long's principal business is acting as a real estate development and investing company. The address of Qiang Long's principal office is No. 95, Kangxi Road, Ba Da Xia Industrial Development Zone, Yanqing County, Beijing, People's Republic of China. During the last five years, Qiang Long has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Under the  Acquisition  Agreement,  Qiang Long is required to pay to the Company
(1) an initial deposit equal to $602,410, which has already been paid, (2) a first installment equal to $12,600,000 on or before April 15, 2004, for
60,000,000 shares of the Company's common stock, and (3), subject to the stockholder's approval of an amendment to the Company's certificate of incorporation to increase the number of authorized shares, a second installment of $16,800,000 for 80,000,000 shares of common stock to be made within fifteen days following the stockholders meeting approving the amendment. To date the subscription rights granted to Qiang Long for the purchase of an additional 10,464,514 shares of the Company's common stock under the subscription agreement have not been exercised and no funds have been transferred to the Company for such additional shares. When the deposit was made and when each other installment of the purchase price comes due, and the remaining subscription rights (or any part thereof) are exercised by Qiang Long, Qiang Long will use its working capital to fund the acquisition of the additional shares.

ITEM 4.  PURPOSE OF TRANSACTION.

Pursuant to the transactions contemplated under the Acquisition Agreement, Qiang Long seeks to obtain a controlling interest in the Company's capital stock.

         (a)-(c) None.

         (d) Pursuant to the September 29, 2003 Subscription Agreement, Qiang Long has the right to appoint two members of the Company's five member board of directors. Effective February 10, 2004 and as of February 25, 2004, Messrs. Ji-Kuan Li and Wen-Zhi Zhou have resigned from the board of directors of the Company, respectively. The board of directors of the Company has selected Mr. Yun Dong Luan to take the place of Mr. Ji-Kuan Li and Ms. Jie Chen to take the place of Mr. Wen-Zhi Zhou. The resignation of the directors and appointment of new directors was effected pursuant to Qiang Long September 29, 2003 subscription agreement which gave Qiang Long the right to elect two directors. Mr. Yun Dong Luan and Ms. Jie Chen are the board designees of Qiang Long.

         (e) The closing of the transactions contemplated by the Acquisition Agreement is conditioned upon, among other things, the Company's ability to obtain stockholder approval of an amendment to the Company's certificate of incorporation which would increase the number of shares that are authorized for issuance by the Company such that the Company will have sufficient authorized, but unissued, shares to satisfy its obligations under the Acquisition Agreement. It is not certain whether or not such approval will be obtained.

         (f)-(j) None.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)  Amount of Securities Beneficially Owned: 155,000,000*

         (b)  Number of shares as to which such person has:

              (i)  Sole power to vote or direct vote: 155,000,000*

             (ii)  Shared power to vote or direct vote: 0

            (iii)  Sole  power to dispose  of or direct  disposition  of shares:
                   15,000,000*

              (iv) Shared power to dispose of or direct disposition of shares: 0

         (c) Transactions in securities of the Company within last 60 days: See Explanatory Note above.

         (d) Third party right to receive dividends or proceeds from sale of securities: None

         (e) Date reporting person ceased to be the beneficial owner of more than five percent of the class of securities: Not applicable.

_________________________________
  * Consists of (i) 4,535,486 shares of common stock and unexercised subscription rights for the purchase of an additional 10,464,514 shares of the issuer's common stock, exercisable on or before February 29, 2004 at a subscription price of $0.40; and (ii) the right to purchase 140,000,000 shares of common stock for an aggregate purchase price of US$29,400,000, or a price per share of $0.21, pursuant to a contract with the Company, dated January 29, 2004. In determining the percentage of class represented by the amount in row (11), 155,000,000 shares were added to the total outstanding shares of the issuer's common stock of 53,507,709 as reported in the issuer's September 30, 2003 Form 10-QSB. On February 12, 2004, the issuer filed an 8-K in which it described several different transactions pursuant to which the issuer may have to issue additional shares of its common stock, including the contract with Beijing Qiang Long Real Estate Development Co. Ltd. Assuming the issuance of all of the shares referred to in such 8-K, Beijing Qiang Long Real Estate Development Co. Ltd.'s percentage interest would be reduced to 50.7%.



                                                                    DC #160820v1

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        See Item 4(d) above.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1. Contract, dated January 29, 2004, between Beijing Qiang Long Real Estate Development Co., Ltd. and the Company.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 18, 2004

                                     BEIJING QIANG LONG REAL ESTATE DEVELOPMENT
                                     CO., LTD.


                                     By:  /S/ CHANG-DE LI
                                        ---------------------------------------
                                        Name: Chang-de Li
                                        Title: Chairman